--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                                ________________

                                Amendment No. 2

                                       To

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant To Section
                14(d)(1) of the Securities Exchange Act of 1934


                                      and


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               ________________

                             Westbrae Natural Inc.
                           (Name of Subject Company)
                                ________________

                           The Hain Food Group, Inc.
                             Hain Acquisition Corp.
                                   (Bidders)
                                ________________

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                ________________

                                  957150-10-5
                     (CUSIP Number of Class of Securities)
                                ________________

                                 Irwin D. Simon
                     President and Chief Executive Officer
                           The Hain Food Group, Inc.
                         50 Charles Lindbergh Boulevard
                           Uniondale, New York 11553
                                 (516) 237-6200

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                                ________________

                                    Copy to:

                              Roger Meltzer, Esq.
                            Cahill Gordon & Reindel
                                 80 Pine Street
                           New York, New York  10005
                                 (212) 701-3000

CUSIP No. 957150-10-5
--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons
    The Hain Food Group, Inc.  I.R.S. No. 223240619
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)
    BK, WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each
    Reporting Person
    5,731,904

--------------------------------------------------------------------------------
8.  Check if the Aggregate Amount in Row (7)
    Excludes Certain Shares (See Instructions)                               [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    96.3%

--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)
         CO


                        Exhibit Index begins on Page 7
                              (Page 2 of 7 Pages)

CUSIP No. 957150-10-5
--------------------------------------------------------------------------------
1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

    Hain Acquisition Corp.                                      I.R.S. No.
                                                                (pending)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)
    BK, WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)                                  [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each
    Reporting Person

    5,731,904

--------------------------------------------------------------------------------
8.  Check if the Aggregate Amount in Row (7)
    Excludes Certain Shares (See Instructions)                               [ ]

--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    96.3%

--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

          CO

                        Exhibit Index begins on Page 7
                              (Page 3 of 7 Pages)

          The Hain Food Group, Inc., a Delaware Corporation (the "Parent"), and Hain Acquisition Corp., a Delaware Corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on September 12, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of Westbrae Natural, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 2. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement. Immediately following the acceptance by the Purchaser of the shares of Common Stock tendered, the Purchaser merged with and into the Company pursuant to Section 253 of the Delaware General Corporation Law.

ITEM   6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) and (b): The Offer expired at 3:00 p.m., New York City time, on Tuesday, October 14, 1997. Based on information provided by the depositary, Continental Stock Transfer & Trust Company, there were validly tendered and not withdrawn approximately 5,731,904 shares of Common Stock, including notices of guaranteed delivery, or approximately 96.3% of the outstanding shares of Common Stock. The shares of Common Stock validly tendered and not withdrawn at such time were accepted for payment. On October 15, 1997, the Parent issued the press release attached hereto as Exhibit (a)(9).

ITEM   11.  MATERIALS TO BE FILED AS EXHIBITS.

          (a)(9) Press Release issued by the Parent on October 15, 1997.


                        Exhibit Index begins on Page 7
                              (Page 4 of 7 Pages)

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE HAIN FOOD GROUP, INC.


                                     By:/s/ Irwin D. Simon
                                        ------------------------------
                                       Name:  Irwin D. Simon
                                       Title: President and Chief Executive
                                              Officer

Dated:  October 15, 1997

                                SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     HAIN ACQUISITION CORP.


                                     By:/s/ Irwin D. Simon
                                        -------------------------------
                                       Name:  Irwin D. Simon
                                       Title: President


Dated:  October 15, 1997

EXHIBIT
  NO.                                       DESCRIPTION
-------                                     -----------
(a)(9)                      --       Press release issued by
                                     Parent on October 15, 1997